Exhibit 4.2

[Execution]

AMENDMENT NO. 2

TO

SECOND AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT

THIS AMENDMENT NO. 2 TO SECOND AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT (this “Amendment No. 2”), dated as of January 29, 2016, is by and among Wells Fargo Bank, National Association, a national banking association, in its capacity as agent for Lenders (as hereinafter defined) pursuant to the Loan Agreement (in such capacity, “Agent”), Lenders, and AEP Industries Inc., a Delaware corporation (“Borrower”).

W I T N E S S E T H :

WHEREAS, Agent, the parties to the Loan Agreement as lenders (each individually, a “Lender” and collectively, “Lenders”) and Borrower have entered into financing arrangements pursuant to which Lenders (or Agent on behalf of Lenders) may make loans and advances and provide other financial accommodations to Borrower as set forth in the Second Amended and Restated Loan and Security Agreement, dated February 22, 2012, by and among Agent, Lenders and Borrower, as amended by Amendment No. 1 to Second Amended and Restated Loan and Security Agreement, dated as of August 20, 2014 (as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, the “Loan Agreement”) and other agreements, documents and instruments referred to therein or at any time executed or delivered in connection therewith or related thereto, including, without limitation, this Amendment No. 1 (all of the foregoing, including the Loan Agreement, as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, being collectively referred to herein as the “Financing Agreements”);

WHEREAS, Borrower has requested that Agent and Lenders amend the Loan Agreement to extend the Maturity Date, and amend certain other terms of the Financing Agreements and Agent and Lenders are willing to agree to make such amendments, subject to terms and conditions set forth herein; and

WHEREAS, by this Amendment No. 2, Agent, Lenders and Borrower desire and intend to evidence such amendments and consents;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Agent, Lenders and Borrower agree as follows:

Section 1. Definitions.

1.1 Additional Definitions. As used herein, the following terms shall have the meanings given to them below and the Loan Agreement and the other Financing Agreements shall be deemed and are hereby amended to include, in addition and not in limitation, the following definitions:

(a) “Amendment No. 2” shall mean Amendment No. 2 to Second Amended and Restated Loan and Security Agreement and Joinder, dated as of January 29, 2016, by and among Borrower, Agent and Lenders, as the same now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

(b) “Amendment No. 2 Effective Date” shall mean the date upon which all of the conditions precedent set forth in Section 5 hereof are satisfied.

(c) “Applicable Unused Line Fee Percentage” means three-eighths of one percent (0.375%) per annum through December 31, 2015; provided, that, thereafter, on the first day of each calendar month (an “Adjustment Date”), commencing February 1, 2016 (for the calendar month ending January 31, 2016), the Applicable Unused Line Fee Percentage shall be determined from the following pricing grid based upon the sum of the average daily balances of the outstanding Loans and Letter of Credit Accommodations for the most recent calendar month ended immediately preceding such Adjustment Date:

Average Daily Balance of Loans and Letter of Credit Accommodations in any Month	Applicable Unused Line Fee Percentage
Less than the amount equal to 50% of the Maximum Credit	0.375%
Greater than or equal to 50% of the Maximum Credit	0.250%

(d) “Permitted Receivables Purchase Program” shall mean a supply chain financing or sales program pursuant to which Borrower shall finance or sell Receivables, which may be in the form of Accounts owing to it by certain Account Debtors participating in such supply chain financings with or to Receivables Purchasers; provided, that, with respect to each such transaction:

(a) Agent shall have received not less than thirty (30) days’ (or such shorter period as Agent may agree in its sole discretion) prior written notice of the intent of Borrower to enter into a supply chain financing or sales program with one or more Receivables Purchasers, identifying the Purchase Program Account Debtor, together with information describing the proposed transaction in reasonable detail,

(b) the terms, conditions and structure of such Permitted Receivables Purchase Program shall be reasonably satisfactory to Agent upon the effectiveness thereof, including that the proceeds arising from the financing or sale of any Purchase Program Receivables by Borrower pursuant to the Receivables Purchase Documents for such transaction shall remain subject to the security interest and lien of Agent;

(c) immediately after giving effect to such Permitted Receivables Purchase Program, the outstanding principal amount of the Loans and Letter of Credit Accommodations shall not exceed the Borrowing Base (after giving effect to the exclusion of the applicable Purchase Program Receivables from the Borrowing Base and any prepayments of the Loans or cash collateralization of Letters of Credit on such date);

(d) the applicable Receivables Purchase Documents for such transaction shall be in form and substance reasonably acceptable to Agent, including any release, intercreditor agreement or consent letter executed in connection therewith between Agent and the applicable Receivables Purchasers (or the agent for such Receivables Purchasers, as the case may be) and Borrower to the extent that Agent or the applicable Receivables Purchasers determine one is required (each referred to herein as a “Receivables Program Intercreditor Agreement”), and such Receivables Purchase Documents shall not be amended or modified in a manner adverse in any material respect to Agent and Lenders as determined by Agent in its reasonable judgment, without the prior written approval of Agent;

(e) Agent shall have received, in form and substance reasonably satisfactory to Agent in its good faith discretion, fully executed copies of the applicable Receivables Purchase Agreement and, if required, the applicable Receivables Program Intercreditor Agreement;

(f) on and immediately after giving effect to the Receivables Purchase Agreement for the applicable supply chain financing or sales program, no Default or Event of Default shall exist or have occurred and be continuing;

(g) during a Cash Dominion Period, all amounts payable to Borrower under such Permitted Receivables Purchase Program shall be applied to the Obligations in the manner provided for herein; and

(h) Borrower shall furnish to Agent all material notices or demands (if any) in connection with the Receivables Purchase Documents for such transaction either received by Borrower promptly after receipt thereof, or sent by Borrower promptly after the sending thereof, as the case may be, in any case with respect to any circumstance, event or condition that would have a Material Adverse Effect.

Notwithstanding anything in this Agreement to the contrary, the financings and sales described in the Coca-Cola Receivables Purchase Documents (as in effect as of the Amendment No. 2 Effective Date or as otherwise amended, modified, supplemented, extended, refinanced, renewed, restated or replaced in accordance with the terms of this Agreement) constitute a Permitted Receivables Purchase Program. As of the Amendment No. 2 Effective Date, the only Permitted Receivables Purchase Program is evidenced by the Coca-Cola Receivables Purchase Documents.”

(e) “Purchase Program Account Debtor” means Coca-Cola, and any other Account Debtor of Borrower, in respect of which Borrower has agreed to sell or otherwise finance Receivables of such Account Debtor to one or more Receivables Purchasers.

(f) “Purchase Program Receivables” shall mean any and all Receivables of Borrower with respect to which a Purchase Program Account Debtor is the account debtor arising from the sale by Borrower of goods or services to such Purchase Program Account Debtor, and all proceeds, supporting obligations and other Ancillary Rights with respect to such Receivables, whether or not such Receivables are actually financed or sold pursuant to the applicable Receivables Purchase Documents.

(g) “Receivables Purchase Agreement” shall mean with respect to each Permitted Receivables Purchase Program, as the context requires, the Coca-Cola Receivables Purchase Agreement or any other receivables purchase agreements or similar agreements to be entered into among one or more Receivables Purchasers, Borrower, and any other person with respect to one or more Purchase Program Account Debtors, as the same may thereafter be amended, modified, supplemented, extended, refinanced, renewed, restated or replaced in accordance with the terms of this Agreement.

(h) “Receivables Purchase Documents” shall mean, with respect to each Permitted Receivables Purchase Program, collectively (as the same may thereafter be amended, modified, supplemented, extended, refinanced, renewed, restated or replaced in accordance with the terms of this Agreement): (a) the applicable Receivables Purchase Agreement; (b) the applicable Receivables Program Intercreditor Agreement, if any; and (c) the other agreements, documents and instruments executed and/or delivered in connection with the foregoing items in clause (a) or (b).

1.2 Amendments to Definitions.

(a) Ancillary Rights. The definition of “Ancillary Rights” in the Loan Agreement is hereby amended and restated in its entirety to read as follows”

“ ‘Ancillary Rights’ means, with respect to any Receivable of Borrower with respect to which a Purchase Program Account Debtor is the account debtor, all contract rights arising from the sale of goods or the rendition of services which gave rise to such Receivable; all other obligations for the payment of money arising therefrom; all collateral, insurance, supporting obligations, and guaranties therefor; the rights to goods and property represented thereby or associated therewith; all rights and remedies against the account debtor in respect thereof and/or third parties obligated thereon or goods associated therewith; the books and records solely with respect thereto and the proceeds of any of the foregoing.”

(b) Applicable Margin. The definition of “Applicable Margin” in the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“ ‘Applicable Margin’ shall mean, at any time, as to the Interest Rate for Prime Rate Loans and the Interest Rate for Eurodollar Rate Loans, the applicable percentage (on a per annum basis) set forth below if the Quarterly Average

Excess Availability for the immediately preceding fiscal quarter is at or within the amounts indicated for such percentage:

Tier	Quarterly Excess Average Availability	Applicable Prime Rate Margin	Applicable Eurodollar Rate Margin
1	$75,000,000 or more	0%	1.50%
2	Greater than or equal to $37,500,000, but less than $75,000,000	0%	1.75%
3	Less than $37,500,000.25%		2.00%

provided, that, (i) the Applicable Margin shall be calculated as soon as practicable following the end of each fiscal quarter and once calculated shall be effective on the first day of the fiscal quarter in which the calculation occurs and shall remain in effect until such date thereafter as it may be adjusted in accordance with Sections 1.74(b) or 1.74(c) hereof, and (ii) the Applicable Margin from and including the date hereof through January 31, 2016 shall be 0% for Prime Rate Loans and 1.75% for Eurodollar Rate Loans.”

(c) Eligible Accounts. Clause (s) of the definition of “Eligible Accounts” in the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(s) such Accounts are not Coca-Cola Receivables or any other Purchase Program Receivables; provided, that Accounts that are Coca-Cola Receivables or any other Purchase Program Receivables may be included as Eligible Accounts both prior to the effectiveness of the applicable Receivables Purchase Agreement pursuant to which such assets may be financed or sold, and on and after the date that Borrower provides written notice to Agent in any Borrowing Base Certificate that Borrower delivers to Agent certifying to Agent and Lenders that such Receivables Purchase Agreement has been terminated and is no longer in effect.”

(d) Eurodollar Rate. The definition of “Eurodollar Rate” is hereby amended by adding the following parenthetical to the end of the first sentence of such definition: “(and, if any such rate is below zero, the LIBOR Rate shall be deemed to be zero).”

(e) Maturity Date. The definition of “Maturity Date” in the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“‘Maturity Date’ shall mean February 1, 2019.”

(f) Receivables Purchaser. The definition of “Receivables Purchaser” is hereby amended and restated in its entirety to read as follows:

“‘Receivables Purchasers’ shall mean with respect to each Permitted Receivables Purchase Program, the parties identified as the agents, investors, purchasers or other similar roles, as applicable, in connection with the financing or sale by Borrower of Purchase Program Receivables under the applicable Receivables Purchase Documents, including, in the case of the Coca-Cola Purchase Documents, JPMorgan Chase Bank, N.A., as agent for the investors under the Coca-Cola Receivable Purchase Documents, in each case together with their respective successors and assigns.”

(g) Required Lenders. The definition of “Required Lenders” is hereby amended to add the following proviso at the end thereof:

“, provided, that, at any time there are two (2) or more Lenders, “Required Lenders” must include at least two (2) Lenders (who are not Affiliates of one another).”

(h) Supermajority Lenders. The definition of “Supermajority Lenders” is hereby amended to add the following proviso at the end thereof:

“, provided, that, at any time there are two (2) or more Lenders, “Required Lenders” must include at least two (2) Lenders (who are not Affiliates of one another).”

1.3 Interpretation. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Loan Agreement.

Section 2. Amendments to Loan Agreement.

2.1 Fees. Section 3.2(a) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Borrower shall pay to Agent, monthly, for the account of each Lender, in accordance with its Pro Rata Share, an unused line fee equal to the Applicable Unused Line Fee Percentage multiplied by the amount by which Maximum Credit exceeds the average daily principal balance of the outstanding Loans and Letter of Credit Accommodations during the immediately preceding month (or part thereof) while this Agreement is in effect and for so long thereafter as any of the Commitments are outstanding, which fee shall be payable on the first day of each month in arrears.”

2.2 Mitigation Obligations. Section 3.3 of the Loan Agreement is hereby amended by adding the following clause (f) at the end thereof:

“(f) If any Lender requests compensation or payments under Section 3.3(a) or Section 3.3(e), or requires the Borrower to pay any amounts to any Lender or to Agent or any Governmental Authority for the account of any Lender pursuant to Section 6.5, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.3(a), Section 3.3(e) or Section 6.5, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment; provided, that prior written notice of such designation or assignment has been provided to the Borrower.”

2.3 Excluded Property. Section 5.2(b)(xiii) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(xiii) notwithstanding the foregoing or anything in this Agreement or any other Financing Agreement to the contrary, automatically upon the financing or sale of any Purchase Program Receivable in accordance with Section 9.9(q) or Section 9.7(b)(xi), any and all security interests in, liens on, and set off rights against such Purchase Program Receivable granted hereunder shall be immediately released and the terms “Accounts,” “Collateral” and “Receivables” as used herein and in each other Financing Agreement shall no longer include such specific Purchase Program Receivables; provided, that (A) if at any time or from time to time Borrower repurchases any such Purchase Program Receivable from one or more Receivables Purchasers as required under the applicable Receivables Purchase Document, then at the time of such repurchase by Borrower the Agent’s security interest shall attach to such repurchased Purchase Program Receivable and such repurchased Purchase Program Receivable shall constitute “Collateral” and, if applicable, “Accounts” (which Accounts may subsequently be financed or resold in accordance with Section 9.9(q) or Section 9.7(b)(xi)) and “Receivables”, in each case subject to the terms and conditions of this Agreement and (B) the proceeds arising from the financing or sale of any such Purchase Program Receivables by Borrower pursuant to the applicable Receivables Purchase Documents shall remain subject to the security interest and lien of Agent, for the benefit of the Secured Parties;”

2.4 Further Actions.

(a) Section 5.4(a) of the Loan Agreement is hereby amended by deleting the period at the end of such Section and replacing it with the following:

“; provided, further, that, if requested by a Receivables Purchaser, Borrower and the applicable Receivables Purchasers shall be permitted to file amendments to financing statements, in form and substance reasonably satisfactory to Agent in good faith, evidencing the release of Agent’s security interest in, lien on, and set off right against, any applicable Purchase Program Receivables financed or sold pursuant to the applicable Receivables Program Purchase Agreement in accordance with Section 9.9(q) or Section 9.7(b)(xi), as applicable.”

(b) Section 5.4(b) of the Loan Agreement is hereby amended by adding the following sentence at the end thereof:

“Notwithstanding anything to the contrary in any Financing Agreement, this clause (b) shall not apply to any chattel paper, instruments or other Collateral issued by a Purchase Program Account Debtor in favor of Borrower which is obtained, sold, or reasonably anticipated to be sold in connection with a Permitted Receivables Purchase Program then in effect.”

(c) Section 5.4(c) of the Loan Agreement is hereby amended by adding the following sentence at the end thereof:

“Notwithstanding anything to the contrary in any Financing Agreement, this clause (c) shall not apply to any electronic chattel paper, “transferable record” or other Collateral issued by a Purchase Program Account Debtor which is generated, obtained, sold, or reasonably anticipated to be sold in connection with a Permitted Receivables Purchase Program then in effect.”

2.5 Restrictions on Subsidiaries. The proviso at the end of Section 8.14 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“; provided, that, the foregoing clause (b) shall not prohibit any restrictions on the granting of a security interest in any Purchase Program Receivables contained in the applicable Receivables Purchase Documents to the extent such restrictions are limited to such Purchase Program Receivables.”

2.6 Sales of Assets. Section 9.7(b)(xi) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(xi) sales, transfers or other dispositions by Borrower to one or more Receivables Purchasers of Purchase Program Receivables in accordance with the terms and conditions of the applicable Permitted Receivables Purchase Program; provided, that, on any date of determination, the aggregate amount of Purchase Program Receivables purchased in any month pursuant to all such Permitted Receivables Purchase Programs then in effect, shall not exceed the amount equal to ten (10.00%) percent of the then gross amount of the Eligible Accounts included in the calculation of the Borrowing Base as set forth on the most recent Borrowing Base Certificate delivered by Borrower to Agent in accordance with the terms of this Agreement as of the last day of such month, at any time during the term of this Agreement, or”

2.7 Limitation on Liens. Section 9.8(t) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(t) security interests, pledges, liens, charges or other encumbrances on Purchase Program Receivables in favor of the applicable Receivables Purchasers pursuant to the applicable Permitted Receivables Purchase Programs; provided, that, the financing or the sale, transfer or other disposition of such Purchase Program Receivables described in clause (a) of such definition comply with the terms of Section 9.9(q) or Section 9.7(b), as applicable, on the date of such financing, sale, transfer or other disposition.”

2.8 Indebtedness. Section 9.9(q) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(q) Indebtedness under, and that may be secured by Purchase Program Receivables pursuant to, the applicable Permitted Receivables Purchase Programs, whether or not attributable to Borrower under GAAP.”

2.9 Amendments and Waivers. Section 11.3(c) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(c) Notwithstanding anything to the contrary contained in Section 11.3(a) above or otherwise under this Agreement, in the event that (i) Borrower requests that this Agreement or any other Financing Agreements be amended or otherwise modified in a manner which would require the unanimous consent of all of the Lenders, or the consent of the Supermajority Lenders and the request is agreed to by the Required Lenders (the Lender or Lenders that did not agree to such amendment or other modification, collectively, the “Minority Lenders”), (ii) any Lender shall claim payment of any amount pursuant to Section 6.5 or claim any increased cost or payment of any amount pursuant to Section 3.3(a) or Section 3.3(e) or the benefit of Section 3.3(b) or Section 3.3(c) (any such Lender, an “Affected Lender”), or (iii) any Lender shall become and continue to be a Defaulting Lender, then the Borrower may:

(A) replace such Affected Lender, Defaulting Lender or Minority Lender by requiring such Lender to assign its rights and interests (other than its existing rights to payments under Section 3.3(a), Section 3.3(e) or Section 6.5) and obligations hereunder to one or more Eligible Transferees pursuant to an Assignment and Acceptance, each of which shall assume a pro rata portion of the Commitment of the replaced Lender and the Loans then outstanding of such replaced Lender at a purchase price of par plus any accrued but unpaid interest on such Loans and any accrued but unpaid fees in respect of such Lender’s Commitment (it being understood and agreed that if any such Affected Lender, Defaulting Lender or Minority Lender does not execute and deliver an Assignment and Acceptance within three (3) Business Days of the date on which the assignee Lender executes and delivers such Assignment and Acceptance to such Lender, then such Lender shall be deemed to have executed and delivered such Assignment and Acceptance without any action on the part of such Lender), provided that (1) the Borrower shall have paid to such Affected Lender, Defaulting Lender or Minority Lender all other Obligations payable or accrued in favor of such Lender hereunder (including, in the case of any Affected Lender, amounts payable under Section 3.3(a), Section 3.3(e) or Section 6.5), (2) in the case of an assignment by an Affected Lender resulting from a claim for payment of any amount pursuant to Section 6.5 or claim for compensation in respect of any increased cost or other payment pursuant to Section 3.3(a) or Section 3.3(e), such assignment will result in a reduction of such payments or compensation thereafter, and (3) in the case of an assignment by a Minority Lender, the applicable assignee shall have consented to the applicable amendment or other modification, or

(B) terminate the Commitment of such Affected Lender, Defaulting Lender or Minority Lender, and if any Loans are outstanding at the time of such termination, repay in full the outstanding Loans of such Lender and pay all interest, fees and other Obligations payable or accrued in favor of such Lender hereunder (including, in the case of any Affected Lender, amounts payable under Section 3.3(a), Section 3.3(e) or Section 6.5).

An Affected Lender shall not be required to make any such assignment and the Borrower shall not be permitted to so terminate the Commitment of an Affected Lender if, prior thereto, as a result of a waiver by such Affected Lender or otherwise, the circumstances entitling the Borrower to require such assignment or to terminate such Commitment cease to apply. The Agent and the Lenders shall cooperate with the Borrower to amend the Financing Agreements if reasonably requested by the Borrower to further the intent of this Section 11.3(c).

Notwithstanding the foregoing, for purposes of Section 11.3(c)(i), in the event that an amendment or other modification of this Agreement or other Financing Agreements requires the consent of (a) the Required Lenders, and one Lender’s Commitment constitutes (or the Commitments of more than one Lender, if such Lenders are Affiliates of each other, constitute) 66 2/3% or more of the aggregate of the Commitments of all Lenders (other than Commitments held by a Defaulting Lender) or, if the Commitments shall have been terminated, at least sixty-six and two-thirds (66  2⁄3%) percent of the then outstanding Obligations are owing to one Lender (or more than one Lender if such Lenders are Affiliates of each other) and such Lender (or Lenders) agree to such amendment or modification, or (b) the Supermajority Lenders, and one Lender’s Commitment constitutes (or the Commitments of more than one Lender, if such Lenders are Affiliates of each other, constitute) 80% or more of the aggregate of the Commitments of all Lenders (other than Commitments held by a Defaulting Lender) or, if the Commitments shall have been terminated, at least eighty (80%) percent of the then outstanding Obligations are owing to one Lender (or more than one Lender if such Lenders are Affiliates of each other) and such Lender (or Lenders) agree to such amendment or modification, then Borrower may treat the remaining Lender(s) as “Minority Lenders” for purposes of this Section 11.3(c).”

2.10 Collateral Matters. Section 12.11 is hereby amended to include the following section (f):

“(f) Each Lender hereby authorizes Agent to execute and deliver each Receivables Program Intercreditor Agreement and each other intercreditor agreement, agreement governing Access and Use Rights and similar agreements and arrangements permitted under this Agreement, and each such agreement and arrangement shall be binding on the Lenders. The Agent may effect any amendment, amendment and restatement, replacement, supplement or other modification to any such agreement or arrangement that is for the purpose of adding one or more Account Debtors or Receivables Purchasers thereto, as expressly contemplated by the terms thereof. Agent and each Lender hereby consent to the release of the security interests in, liens on, and set off rights against the

Purchase Program Receivables granted to Agent under this Agreement, in connection with each Permitted Receivables Purchase Program. At the reasonable request of Borrower, Agent agrees to execute and deliver Receivables Program Intercreditor Agreements and any other releases, intercreditor agreements, agreements governing Access and Use Rights, similar agreements and arrangements and other documents in connection with each Permitted Receivables Purchase Program; provided, that such releases, agreements, arrangements and other documents shall be in form and substance reasonably acceptable to Agent. Each Lender hereby authorizes the Agent to make any amendments to the Financing Agreements that are necessary or appropriate in the judgment of the Agent to reflect or otherwise permit the terms of each Permitted Receivables Purchase Program.”

2.11 Term. Section 13.1(a) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(a) This Agreement and the other Financing Agreements shall become effective as of the date set forth on the first page hereof and shall continue in full force and effect for a term ending on the Maturity Date, unless sooner terminated pursuant to the terms hereof.”

Section 3. Amendment and Extension Fee. In addition to all other fees payable by Borrower to Agent and Lenders under the Loan Agreement and the other Financing Agreements, Borrower shall pay to the Agent for the account of the Lenders (to be paid to each Lender based on its Pro Rata Share) an amendment and extension fee as set forth in the Fee Letter, and such other fees to the Agent and amounts set forth in the Fee Letter in the amounts and at the times specified therein. Agent shall pay to each Lender its share of such fees in accordance with the terms of the arrangements of Agent with such Lender. Agent may, at its option, charge such fees to any loan account of Borrower maintained by Agent.

Section 4. Representations and Warranties. Borrower represents and warrants to Agent and Lenders as follows (which representations and warranties shall survive the execution and delivery hereof), the truth and accuracy of which, together with the representations, warranties and covenants in the other Financing Agreements, being a continuing condition of the making of any and all Loans by Lenders (or Agent on behalf of Lenders) to Borrower:

4.1 This Amendment No. 2 and each other agreement or instrument to be executed and delivered by Borrower hereunder has been duly authorized, executed and delivered by Borrower and is in full force and effect as of the date hereof, and the agreements and obligations of Borrower contained herein and therein constitute legal, valid and binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms.

4.2 The execution, delivery and performance of this Amendment No. 2 and each other agreement or instrument to be executed and delivered by Borrower hereunder (a) are all within

Borrower’s corporate powers, (b) are not in contravention of applicable law or the terms of Borrower’s certificate of incorporation, by laws, or other organizational documentation, or any indenture, agreement or undertaking to which Borrower is a party or by which Borrower or its property are bound and (c) will not result in the creation or imposition of, or require or give rise to any obligation to grant, any lien, security interest, charge or other encumbrance upon any property of Borrower, except as provided in the Financing Agreements.

4.3 All of the representations and warranties set forth in the Loan Agreement as amended hereby, and the other Financing Agreements, are true and correct in all material respects after giving effect to the provisions of this Amendment No. 2, except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such date.

4.4 Borrower has obtained any necessary consents and approvals from any third party or Governmental Authority required to be obtained by Borrower to execute and deliver, or perform the terms, conditions and agreements contemplated by, this Amendment No. 2.

4.5 All requisite corporate action and proceedings of Borrower and all necessary consents in connection with this Amendment No. 2, and any other agreements, documents and instruments to be delivered in connection with the amendments contemplated by this Amendment No. 1 shall have been taken and obtained.

4.6 As of the date hereof, and after giving effect to this Amendment No. 2, no Default or Event of Default exists or has occurred and is continuing.

Section 5. Conditions Precedent. This Amendment No. 2 shall be effective as of the date hereof upon the satisfaction of each of the following conditions precedent in a manner reasonably satisfactory to Agent:

5.1 Agent shall have received an executed copy of an original or executed original counterparts of this Amendment No. 2 by electronic mail or facsimile (with the originals to be delivered as promptly as possible after the date hereof), duly authorized, executed and delivered by Borrower and Lenders;

5.2 all requisite corporate action and proceedings of Borrower and all necessary consents in connection with the transactions contemplated by this Amendment No. 2 and the other agreements, documents and instruments to be delivered hereunder shall have been taken and obtained, in form and substance reasonably satisfactory to Agent, such records of requisite corporate action and proceedings taken and consents obtained, where requested by Agent or its counsel, to be certified by appropriate corporate officers;

5.3 Agent shall have received (a) a fully executed Amended and Restated Fee Letter, and (b) the fees referred to in Section 3 and any other fees due and payable as required pursuant to the Fee Letter and otherwise;

5.4 Agent shall have received fully executed Assignment and Assumptions Agreements with respect to the commitments of CF Lending, LLC, and GE Asset Based Master Note LLC, as assignors, and Wells Fargo and Bank of America, respectively, as assignees.

5.5 as of the date hereof, and after giving effect to this Amendment No. 2, no Default or Event of Default exists or has occurred and is continuing.

Section 6. Effect of this Amendment. Except as expressly set forth herein, no other amendments, consents, changes or modifications to the Financing Agreements are intended or implied, and in all other respects the Financing Agreements are hereby specifically ratified, restated and confirmed by all parties hereto as of the effective date hereof and Borrower shall not be entitled to any other or further amendment or consent by virtue of the provisions of this Amendment No. 2 or with respect to the subject matter of this Amendment No. 2. To the extent of conflict between the terms of this Amendment No. 2 and the other Financing Agreements, the terms of this Amendment No. 2 shall control. The Loan Agreement and this Amendment No. 2 shall be read and construed as one agreement.

Section 7. Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional action as may be reasonably necessary or desirable to effectuate the provisions and purposes of this Amendment No. 2.

Section 8. Governing Law. The validity, interpretation and enforcement of this Amendment No. 2 whether in contract, tort, equity or otherwise, shall be governed by and construed in accordance with the laws of the State of New York.

Section 9. Binding Effect. This Amendment No. 2 shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.

Section 10. Headings. The headings listed herein are for convenience only and do not constitute matters to be construed in interpreting this Amendment No. 2.

Section 11. Counterparts. This Amendment No. 2 may be executed in any number of counterparts, but all of such counterparts shall together constitute but one and the same agreement. In making proof of this Amendment No. 2, it shall not be necessary to produce or account for more than one counterpart thereof signed by each of the parties hereto. Delivery of an executed counterpart of this Amendment No. 2 by facsimile or other electronic means shall have the same force and effect as delivery of an original executed counterpart of this Amendment No. 2. Any party delivering an executed counterpart of this Amendment No. 2 by facsimile or other electronic means also shall deliver an original executed counterpart of this Amendment No. 2, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment No. 2 as to such party or any other party.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed and delivered by their authorized officers as of the day and year first above written.

WELLS FARGO BANK, NATIONAL ASSOCIATION, As Agent and Lender

By:	/s/ Pete Steffen
Name:	Pete Steffen
Title:	V.P.

BANK OF AMERICA, N.A., as Lender

By:	/s/ Robert Q. Mahoney
Name:	Robert Q. Mahoney
Title:	Sr. Vice President

ACKNOWLEDGED AND AGREED:

AEP INDUSTRIES INC.

By:	/s/ James B. Rafferty
Name:	James B. Rafferty
Title:	Vice President and Treasurer

[Amendment No. 2 to Second Amended and Restated Loan and Security Agreement]